

January 20, 2011

Francis McCarthy
President and Chief Executive Officer
NXT Nutritionals Holdings, Inc.
56 Jackson Street
Holyoke, MA 01040

> **Re: NXT Nutritionals Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2010**
> **File Number 333-171481**

Dear Mr. McCarthy:

We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 29

1.   We note the deletion of the following sentence from the risk factors section: "We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next 12 months." Please disclose in this section how long you will be able to meet your working capital requirements with your existing working capital and cash available.

Executive Compensation, page 40

2.   Please update to provide information with respect to executive compensation for the fiscal year ended December 31, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Gregg E. Jaclin (via facsimile)